Exhibit 99.1

May 15, 2012

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary, Gazit America Inc. for the First

Quarter of 2012

Below please find an announcement from Gazit America Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 73.1% ownership as of the date hereof), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its financial results for the first quarter of 2012, as published on May 14, 2012, in Canada.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

PRESS RELEASE

GAZIT AMERICA ANNOUNCES ITS FIRST QUARTER 2012 RESULTS

Toronto, Ontario (May 14, 2012)—Gazit America Inc. (“Gazit America” or the “Company”) (TSX: GAA) announced today its financial and operating results for the three months ended March 31, 2012. Highlights include:

•	Cash provided by operating activities of $3.3 million for the three months ended March 31, 2012 compared to cash used by operating activities of $1.4 million for the three months ended March 31, 2011.

•	Net income of $6.2 million or $0.27 per diluted share for the three months ended March 31, 2012.

•	Funds From Operations (“FFO”) increased to $1.9 million, or $0.08 per share, for the three months ended March 31, 2012 compared to $0.3 million, or $0.02 per share, for the same period last year.

•	Adjusted Funds From Operations (“AFFO”) increased to $1.9 million, or $0.08 per share, for the three months ended March 31, 2012 from $0.5 million, or $0.03 per share, for the same period last year.

•

Receipt of a transaction proposal subsequent to quarter end with respect to the acquisition of all of the common shares of Gazit America not already beneficially owned by Gazit-Globe Ltd., the Company’s largest shareholder.

“After successfully completing a significant number of high quality acquisitions last year and adding talent to our team, we are focused on realizing the income potential within our portfolio”, said Gail Mifsud, CEO of Gazit America. “The Company is now in receipt of a non-binding proposal from Gazit Globe and First Capital Realty Inc. to privatize the Company. Management is working diligently to assist a special committee of the Board of Directors with its review and consideration of whether the transaction contemplated by the proposal is in the best interests of Gazit America and its stakeholders.”

FINANCIAL HIGHLIGHTS

Net income for the three months ended March 31, 2012 was $6.2 million or $0.27 per diluted share compared to the net income of $2.5 million or $0.16 per diluted share for the same period in 2011. The first quarter 2012 results reflect the additional net operating income (“NOI”) from newly acquired properties of $2.9 million and a $3.9 million increase in fair value gains on investment properties compared to the same period in 2011. These were offset by $0.8 million of additional interest expense due to financing of newly acquired properties, $0.5 million lower income from Equity One, lower foreign exchange gains and higher deferred income taxes compared to the same period in 2011.

The Company also received dividends from its investment in Equity One of $3.1 million (US$3.1 million or US$0.22 per share) in the quarter ended March 31, 2012 consistent with $3.1 million (US$3.1 million or US$0.22 per share) for the same period last year.

FFO increased to $1.9 million, or $0.08 per share, for the three months ended March 31, 2012 compared to $0.3 million, or $0.02 per share, for the prior year. The increase is primarily due to the increase in NOI resulting largely from the acquisitions in 2011, partially offset by an increase in interest expense resulting from financing of the acquisitions. AFFO increased to $1.9 million, or $0.08 per share, for the three months ended March 31, 2012 from $0.5 million, or $0.03 per share, for the prior year. The increase is due to higher FFO as described above, offset by leasing costs and capital expenditures.

CASH AND LIQUIDITY

As at March 31, 2012, the Company had available credit facilities in U.S. and Canadian funds. The available U.S. dollar denominated credit facilities total US$43.0 million (Canadian equivalent of $42.9 million) with an undrawn amount of US$17.0 million (Canadian equivalent of $16.9 million) available to satisfy any liquidity requirements. The Canadian dollar denominated credit facility, with a limit of $13.6 million, had $3.9 million drawn at March 31, 2012. The maturity of this credit facility has been extended to May 2014.

As at March 31, 2012, the Company had a cash balance of $6.2 million.

In early May, the Company refinanced the secured revolving credit facility secured by its South Calgary Health Centre property with a $23.0 million, 4.03% fixed-rate mortgage maturing in May 2022.

OPERATING HIGHLIGHTS

The Company reported rental revenues and net operating income for the three months ended March 31, 2012 of $6.0 million and $3.4 million, respectively. The Company’s first quarter rental revenues and net operating income have increased by $3.7 million and $2.2 million, respectively, over the same period last year, largely as a result of the acquisition of ten properties totaling 917,000 square feet during 2011.

Same property rental revenues and net operating income for the three months ended March 31, 2012 are $1.1 million and $0.5 million, respectively, and are consistent with $1.0 million and $0.5 million, respectively, for the same period in 2011.

As at March 31, 2012, occupancy of the Company’s total portfolio was 87.0% as compared to 88.4% at December 31, 2011. On a same property basis, occupancy of 82.7% improved from 79.2% at December 31, 2011. At March 31, 2012, the average base rental rate was $15.99 per square foot compared to $15.78 per square foot at December 31, 2011 as a result of new leases and contracted rental increases.

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Financial statements and management’s discussion and analysis for the three months ended March 31, 2012 will be filed on SEDAR at www.sedar.com and will be available through our website at www.gazitamerica.com.

RECEIPT OF TRANSACTION PROPOSAL

On May 4, 2012, the Company announced that its Board of Directors had formed a special committee comprised of the independent directors of the Company to consider and make recommendations to the Board of Directors with respect to a non-binding preliminary transaction proposal received by Gazit America from Gazit-Globe Ltd. (“Gazit-Globe”) and First Capital Realty Inc. (“First Capital”) with respect to the acquisition by Gazit-Globe of all of the common shares of Gazit America not already beneficially owned by Gazit-Globe for consideration which Gazit-Globe and First Capital have valued at $7.07 for each share of Gazit America, based on certain assumptions, payable in cash and common shares of First Capital (the “Transaction Proposal”). The Transaction Proposal is structured as an arrangement which would require, among other things, approval by the minority shareholders of Gazit America at a special meeting called for this purpose. As part of the arrangement, the Transaction Proposal contemplates that First Capital will acquire all of the shares of ProMed Properties (CA) Inc., which owns the medical office and retail properties of Gazit America, and ProMed Asset Management Inc. The Transaction Proposal is subject to full due diligence and adjustment by Gazit-Globe and First Capital. As a result of the receipt of the Transaction Proposal, the Company has postponed its annual meeting originally scheduled for June 7, 2012 to June 28, 2012. In the event that a definitive agreement is reached in respect of the Transaction Proposal prior to this postponed date, the Company expects that it will need to convert the annual meeting into an annual and special meeting of shareholders and further postpone the meeting date.

ABOUT GAZIT AMERICA (TSX: GAA)

Gazit America’s goal is to acquire and develop best in class medical office, health care retail, and mixed-use properties, operate them well and continually add value. The Company currently has interest in thirteen properties totaling approximately 930,000 square feet (representing the Company’s proportionate interest) of rentable space located in Longueuil and Montreal, Quebec, Cambridge, London, Mississauga, Toronto, Kitchener and Ottawa, Ontario, and Edmonton and Calgary, Alberta. In addition, the Company owns approximately 12.4% of Equity One, Inc. (NYSE: EQY), a U.S. real estate investment trust.

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FORWARD LOOKING STATEMENT ADVISORY

This press release contains forward-looking statements, and other statements concerning Gazit America’s objectives and strategies and Management’s beliefs, plans, estimates and intentions. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements. All forward-looking statements in this press release are qualified by these cautionary statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in the Company’s current Management’s Discussion and Analysis (“MD&A”).

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Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements in addition to those described in the “Risks and Uncertainties” section in the Company’s current MD&A include, but are not limited to, general economic conditions, the relative illiquidity of real property, unexpected costs or liabilities related to acquisitions, environmental matters, legal matters, reliance on key personnel, financial difficulties and defaults, changes in interest rates and credit spreads, changes in the U.S.–Canadian foreign currency exchange rate, changes in operating costs, reliance on third parties, risks related to investments in securities, the Company’s ability to obtain insurance coverage at a reasonable cost and the availability of financing.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Gazit America undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by securities laws.

These forward-looking statements are made as of May 14, 2012.

For further information regarding Gazit America:

Gail C. Mifsud, C.E.O.

Gazit America Inc.

109 Atlantic Avenue, Suite 303

Toronto, Ontario, Canada M6K 1X4

Tel: (416) 447-6400

Fax: (416) 447-6488

investor.relations@gazitamerica.com

www.gazitamerica.com

NON-IFRS SUPPLEMENTAL FINANCIAL MEASURES

Gazit America prepares and releases unaudited consolidated quarterly and audited consolidated annual financial statements in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including NOI, FFO and AFFO. These non-IFRS measures are further defined and discussed in Gazit America’s MD&A for the three months ended March 31, 2012, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of Gazit America’s operating performance.

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GAZIT AMERICA INC.

Consolidated Balance Sheets

(thousands of dollars)

(unaudited)

	March 31 2012	December 31 2011	December 31 2010
		(Restated)	(Restated)
ASSETS

Non-current assets
Investment properties	$223,232	$218,382	$30,541
Investment in Equity One, Inc.	288,021	246,598	203,154
Other non-current assets	1,314	1,149	1,251

	512,567	466,129	234,946

Current assets
Cash	6,226	4,971	9,145
Other current assets	2,264	12,338	9,487

	8,490	17,309	18,632

	$521,057	$483,438	$253,578

LIABILITIES

Non-current liabilities
Mortgages, credit facilities and term loans	$214,831	$219,617	$104,845
Loans payable to affiliated entities	36,223	36,994	35,792
Other non-current liabilities	2,064	2,995	1,035
Deferred income tax liability	56,579	40,746	10,682

	309,697	300,352	152,354

Current liabilities
Mortgages, credit facilities and term loans	6,270	12,343	14,033
Loans payable to affiliated entities	20,252	20,431	1,099
Accounts payable and other liabilities	4,682	4,729	2,706

	31,204	37,503	17,838

SHAREHOLDERS’ EQUITY	180,156	145,583	83,386

	$521,057	$483,438	$253,578

Note: 2011 and 2010 restatement reflects the amendment of IAS 12, “Income Taxes”.

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GAZIT AMERICA INC.

Consolidated Statements of Earnings

(thousands of dollars, except per share amounts)

(unaudited)

	Three months ended March 31
	2012	2011
		(Restated)
Net operating income
Rental revenue	$6,041	$2,324
Property operating expenses	2,666	1,173

	3,375	1,151

Other expenses
Interest expense, net	3,027	2,219
General and administrative expenses	1,495	1,408
Fair value gain on investment properties	(3,992)	(130)

	530	3,497

Other income
Dividends from Equity One, Inc.	3,145	—
Unrealized gain on interest rate swaps and option	294	281
Unrealized gain on foreign exchange	710	922

	4,149	1,203

Other income from Equity One, Inc.
Equity income from Equity One, Inc.	—	5,321
Dilution loss on investment in Equity One, Inc.	—	(1,662)

	—	3,659

Income before income taxes	6,994	2,516

Income taxes
Current year expense	99	258
Deferred tax expense (recovery)	662	(196)

	761	62

Net income	$6,233	$2,454

Earnings per common share, basic and diluted	$0.27	$0.16

Note: 2011 restatement reflects the amendment of IAS 12, “Income Taxes”.

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GAZIT AMERICA INC.

Consolidated Statements of Cash Flow

(thousands of dollars)

(unaudited)

	Three months ended March 31
	2012	2011
		(Restated)
Operating Activities
Net income	$6,233	$2,454
Items not affecting cash:
Equity income from Equity One, Inc.	—	(5,321)
Dividend received from Equity One, Inc.	—	3,096
Dilution loss on investment in Equity One, Inc.	—	1,662
Deferred income tax expense	662	(196)
Amortization and other non-cash items	38	(55)
Gain on sale of marketable securities	(618)	(101)
Fair value gain on investment properties	(3,992)	(130)
Unrealized gain on foreign exchange translation	(710)	(922)
Unrealized gain on interest rate swaps and option	(294)	(281)
Non-cash compensation expense	197	286
Net change in non-cash operating items	1,807	(1,863)

Cash provided by (used in) operating activities	3,323	(1,371)

Investing Activities
Acquisition of investment properties
(2011 net of assumed mortgages—$21.9 million)	—	(52,919)
Capital expenditures	(1,018)	(123)
Acquisition related costs	(2)	1,853
Investments in marketable securities	—	(4,092)
Proceeds from sale of marketable securities	8,060	611

Cash provided by (used in) investing activities	7,040	(54,670)

Financing Activities
Exercise of warrants	—	1
Net proceeds from mortgages	—	16,416
Net proceeds from credit facilities	250	8,426
Repayment of mortgages, credit facilities and term loans	(9,099)	(4,228)
Payments to affiliated entities	(174)	(7,141)
Receipts from affiliated entities	—	39,721

Cash (used in) provided by financing activities	(9,023)	53,195

Effect of currency rate movement on cash balances	(85)	(59)

Increase (decrease) in cash	1,255	(2,905)
Cash, beginning of period	4,971	9,145

Cash, end of period	$6,226	$6,240

SUPPLEMENTARY INFORMATION
Income taxes paid	$0	$0
Interest paid	$3,809	$2,595

Note: 2011 restatement reflects the amendment of IAS 12, “Income Taxes”.

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